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                                                                   June 16, 1999

Dear Shareholder:

    Cendant Stock Corporation, a Delaware corporation and a wholly owned subsidiary of Cendant Corporation, is offering to purchase up to 50,000,000 shares of Cendant Corporation's common stock, par value $.01 per share, at a price not greater than $22.50 nor less than $19.75 per share. Cendant Stock Corporation is conducting the Offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to Cendant Stock Corporation.

    The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither Cendant Stock Corporation, Cendant Corporation nor their respective Boards of Directors makes any recommendation to any shareholder whether to tender any or all shares.

    Please note that the Offer is scheduled to expire at 12:00 Midnight, New York City time, on Thursday, July 15, 1999, unless extended by Cendant Stock Corporation. Questions regarding the Offer should be directed to ChaseMellon Shareholder Services, L.L.C., the Information Agent, at 1-800-684-8823.

                                          Sincerely,

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                                          Henry R. Silverman
                                          CHAIRMAN, PRESIDENT AND
                                          CHIEF EXECUTIVE OFFICER OF
                                          CENDANT CORPORATION